

Mail Stop 7010

January 6, 2009

Via U.S. Mail and Fax (714) 619-9399

Mr. Robert J. Miranda
Chief Financial Officer
Victory Energy Corporation
112 N. Curry Street
Carson City, NV 89703-4934

> **Re:** **Victory Energy Corporation**
> **Form 10-KSB/A for the Fiscal Year Ended December 31, 2007**
> **Filed April 18, 2008**
>
> **Form 10-Q for the Period Ended September 30, 2008**
> **Filed November 14, 2008**
> **File No. 2-76219-NY**

Dear Mr. Miranda:

We have completed our review of your Form 10-KSB/A and related filings and do not, at this time, have any further comments.

Sincerely,

/s/ Chris White

Chris White
Branch Chief